

August 3, 2021

Lance Rosenzweig
Chief Executive Officer
Support.com, Inc.
1521 Concord Pike
Suite 301
Wilmington, DE 19803

> **Re: Support.com, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed July 16, 2021**
> **File No. 001-37594**

Dear Mr. Rosenzweig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 2 to Form 10-K filed July 17, 2021

General

1. We note that you have included financial statements in your Form 10-K/A. As such, please amend your filing to include the third paragraph of the Exhibit 31 certifications, which appears to have been omitted. Refer to Item 601(b)(31) of Regulation S-K and Question 161.01 of the Exchange Act Rules C&DIs. Also, include certifications pursuant to Item 601(b)(32) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology